Exhibit 99.1

Enerplus Announces Executive Resignation

CALGARY, March 28, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that Mr. Dana Johnson, President of Enerplus' U.S. Operations, has resigned to pursue other opportunities.

Enerplus expects to replace this position, however as an interim measure, Eric Le Dain, Enerplus' Senior Vice President, Strategic Planning, Reserves and Marketing, will be overseeing the company's U.S. Operations.  Mr. Le Dain reports to Ian Dundas, Enerplus' Executive Vice President and Chief Operating Officer. Mr. Johnson will be available over the next two months to assist in the transition.

"We would like to thank Dana for his efforts and contributions. We wish him all the best in his future endeavors."

If you have any questions or for further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

%CIK: 0001126874

For further information:

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

CO: Enerplus Corporation

CNW 12:59e 28-MAR-12